May 27, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street N. E.

Washington, D.C. 20549

Attention: Mr. Eric McPhee

Re:	Boyd Gaming Corporation
Form 10-K for the fiscal year ended December 31, 2020
Filed March 1, 2021
File No. 001-12882

Dear Mr. McPhee:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2021 with respect to the Company’s Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) filed on March 1, 2021. The numbering of the paragraph below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the fiscal year ended December 31, 2020

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Key Performance Indicators, page 26

1.

We note that you have identified several key performance measures to evaluate your gaming revenues. In the past few annual reports, we note that your disclosures have gone away from quantifying such measures and discussing the fluctuations and underlying contributing factors. Please clarify and/or consider revising future filings to resume discussion of these key performance measures and any material changes from period to period.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in recent reporting periods the primary drivers of gaming revenue changes have been the factors described in the Company’s filings, including incremental revenues contributed by acquisitions, when comparing 2019 financial results to 2018, and the impact on our business of COVID-19 pandemic, when comparing 2020 results to 2019. As we prepare future filings, we will review the relevant guidance to ensure compliance and revise our disclosures to the extent necessary to include appropriate discussion of any material changes in the identified key performance measures.

* * *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg

Executive Vice President, Chief Financial Officer and Treasurer

cc:          A. Randall Thoman, Chairperson of the Company’s Audit Committee

Uri Clinton, Executive Vice President, Secretary and General Counsel

Brandon C. Parris, Morrison & Forrester